UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Voluntary Investment Savings Plan

For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, NJ 07054

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

Avis Voluntary Investment Savings Plan for

Bargaining Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York June 28, 2007

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant- directed investments at fair value:
Cash and cash equivalents	$379	$28,522
Mutual funds	8,881,685	8,201,756
Common/collective trusts	12,709,320	10,957,995
Guaranteed investment contracts	—	1,535,360
Avis Budget Group, Inc. common stock	25,257	60,455
Other common stock	35,393	—
Loans to participants	1,302,898	1,130,165

Total investments	22,954,932	21,914,253

Receivables:
Participant contributions	2,063	47,275
Interest and dividends	1,254	826

Total receivables	3,317	48,101

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	22,958,249	21,962,354
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	224,558	183,882

NET ASSETS AVAILABLE FOR BENEFITS	$23,182,807	$22,146,236

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Net investment income:
Interest	$653,554
Dividends	409,895
Net appreciation in fair value of investments	789,838

Net investment income	1,853,287

Contributions:
Participants	1,395,896
Employer	2,345
Rollovers	69,616

Total contributions	1,467,857

Total additions	3,321,144

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	1,938,357
Transfers of participant account balances to affiliated plans	340,866
Administrative expenses	5,350

Total deductions	2,284,573

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,036,571
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	22,146,236

END OF YEAR	$23,182,807

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which are available from Avis Rent A Car System, LLC. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”) (formerly Cendant Corporation).

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) section 401(k) employee salary deferral benefits for the Company’s eligible employees. The Plan was adopted by the Company on October 1, 1997 for the benefit of all hourly paid employees of the Company who are members of the collective bargaining units covered by collective bargaining agreements between these units and the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company, FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended during 2006 to allow for the transfer of participants’ account balances between the Plan and other affiliated plans of the Company.

On July 31, 2006, the Company’s parent, ABGI, completed the spin-offs of Realogy Corporation (“Realogy”) and Wyndham Worldwide Corporation (“Wyndham”) and distributed one share each of Realogy and Wyndham common stock for every four and five shares, respectively, of the outstanding Cendant Corporation common stock held on July 21, 2006. On August 23, 2006, ABGI completed the sale of Travelport.

Following the spin-offs of Realogy and Wyndham and the sale of Travelport, the parent company’s stockholders approved a change in the parent company’s name from Cendant Corporation to Avis Budget Group, Inc. On September 5, 2006, ABGI completed a 1-for-10 reverse stock split of ABGI’s common stock and references to common share data within the notes to the financial statements have been revised to reflect the reverse stock split (see Note 6 – Exempt Party-in-Interest Transactions).

The following is a summary of certain Plan provisions:

Eligibility – Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service.

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $15,000 for 2006. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,000 for 2006.

Employer Contributions – Effective June 30, 2005, the Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreements discussed above.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation must be in 1% increments, include both employee and employer contributions and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company and other common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – Participants are fully vested at all times with respect to their contributions plus actual earnings thereon to the Plan. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2006 and 2005, forfeited account balances amounted to $3,402 and $4,400, respectively. During 2006 and 2005 no forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan.

Transfers to Affiliated Plans – Net transfers of participants account balances to affiliated plans totaled $340,866 for the year ended December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Adoption of New Accounting Guidance – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The financial statements reflect the retroactive adoption of the FSP. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit- responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at either December 31, 2006 or December 31, 2005.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at outstanding loan balances, which approximates fair value. One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $11,823,205 and $10,288,213 at December 31, 2006 and 2005, respectively. The fully benefit-responsive investment contract is stated at fair value (see Note 4 – Investment Contract With Insurance Company) and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received from the Plan totaled $9,902 at December 31, 2006. There were no outstanding benefit payments due to participants for the year ended December 31, 2005.

3.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31,

2006
* Merrill Lynch Retirement Preservation Trust **	$11,823,205
Allianz CCM Capital Appreciation Fund	1,416,551

2005
* Merrill Lynch Retirement Preservation Trust **	$10,288,213
Principal Life Insurance Company	1,535,360
Allianz CCM Capital Appreciation Fund	1,473,261
Davis New York Venture Fund	1,107,612

(*)	Permitted party-in-interest

(**)	The contract value of the Merrill Lynch Retirement Preservation Trust was $12,047,763 and $10,472,095 at December 31, 2006 and 2005, respectively.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2006
Mutual funds	$628,482
Common/collective trusts	166,332
Common stock (*)	(4,976)

$789,838

(*)	Includes the common stock of Avis Budget Group, Inc., Realogy Corp. and Wyndham Worldwide Corp. (see Note 1 – Description of the Plan for more information).

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Principal Financial Group (“PFG”). PFG maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by PFG. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Contract expired during December 2006.

PFG is contractually obligated to pay principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

Average yields:

	2006	2005
Based on annualized earnings (1)	5.6%	5.8%
Based on interest rate credited to participants (2)	5.6%	5.8%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the contract in 2006 and the last day of the plan year in 2005 by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the contract in 2006 and the last day of the plan year in 2005 by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company, FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 1,164 and 351 shares of Avis Budget Group, Inc. common stock with a cost basis of $41,379 and $69,126 respectively. During 2006, the Plan earned dividend income of $406 from ABGI, which is the parent of the sponsoring employer of the Plan.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$23,182,807
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(224,558)

Net assets available for benefits per Form 5500	$22,958,249

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements	$1,036,571
Less: Adjustment for contract value to fair value for fully benefit-responsive investment contracts	(224,558)
Add: Transfer of assets from the Plan (Reflected in line L – Transfer of assets – of Form 5500)	340,866

Net income per Form 5500	$1,152,879

******

Plan Number: 005
EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issue, Borrower, Current Lessor or Similar Party		Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****
*	Avis Budget Group, Inc.	Common stock fund	1,164		$25,257
	Realogy Corporation	Common stock fund	632		19,185
	Wyndham Worldwide Corporation	Common stock fund	506		16,208
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust	12,047,763		11,823,205
*	Merrill Lynch Equity Index Trust Fund	Common/collective trust	13,728		228,985
	Oppenheimer Emerging Markets Equity Trust	Common/collective trust	23,992		581,089
	Oppenheimer International Growth Trust	Common/collective trust	5,288		76,041
	Allianz CCM Capital Appreciation Fund	Registered investment fund	73,396		1,416,551
	Allianz Capital Renaissance Fund	Registered investment fund	7,665		162,123
	Davis NY Venture Fund	Registered investment fund	29,747		1,158,640
	Harbor Small Capital Value Fund	Registered investment fund	42,346		907,894
	ING International Value Fund	Registered investment fund	54,653		1,124,770
	Lord Abbett Bond Debenture Fund	Registered investment fund	14,433		115,465
	MASS Investment Growth Stock Fund	Registered investment fund	11,292		156,622
	MFS Mid-Cap Growth Fund	Registered investment fund	9,175		86,154
	MFS Value Fund	Registered investment fund	41,048		1,099,278
	Oppenheimer Capital Appreciation Fund	Registered investment fund	21,768		1,031,828
	Oppenheimer Quest Balanced Value Fund	Registered investment fund	7,636		143,780
	PIMCO Total Return Fund	Registered investment fund	91,747		952,331
	Scudder RREEF Real Estate Fund	Registered investment fund	9,787		259,652
	The Oakmark Equity and Income Fund	Registered investment fund	7,736		200,202
	Vanguard Explorer Admiral Fund	Registered investment fund	954		66,395
	Various participants	Participant loans **			1,302,898
	Cash and cash equivalents				379

Total					$22,954,932

*	Represents a permitted party-in-interest.

**	Maturity dates range from January 2007 to July 2021 at interest rates of 4.75% to 10%.

***	Cost information is not required for participant-directed investments.

****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

******

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees

By:	/s/ Mark Servodidio
Mark Servodidio Executive Vice President and Chief Human Resource Officer Avis Budget Group, Inc.

Date: June 28, 2007